Exhibit 99.1

press release

ArcelorMittal announces sale of Cleveland-Cliffs common stock with the proceeds to be returned to shareholders via a $750 million share buyback

18 June 2021, 08:00 CET

ArcelorMittal North America Holding, a wholly owned subsidiary of ArcelorMittal SA (‘ArcelorMittal’ or ‘the Company’) announces today the conclusion of the sale of its remaining 38.2 million common shares in Cleveland-Cliffs Inc. (‘Cleveland-Cliffs’).

The value crystalized from this sale of Cleveland-Cliffs common shares* will be returned to shareholders via a new $750 million share buyback program of ArcelorMittal common shares. This new share buyback program will commence immediately and follows the previous buyback program which is now complete.

The disposal of the remaining common shares in Cleveland Cliffs brings the total cash proceeds from the sale of ArcelorMittal USA to $1.9 billion so far, all of which will have been returned to ArcelorMittal shareholders via share buybacks.

ArcelorMittal North America Holdings LLC continues to hold non-voting preferred stock redeemable at Cleveland-Cliffs’ option for approximately 58 million common shares or cash equivalent to the value of such common shares.

*equivalent to approximately $20 per common share.

ENDS